Exhibit 99.1

MATERIAL CHANGE REPORT

Under Form 51-102F3

Item 1.	Name and Address of Company

Royal Bank of Canada (“RBC”)

200 Bay Street, Royal Bank Plaza

Toronto, Ontario M4J 2J5

Item 2.	Date of Material Change

December 4, 2013

Item 3.	News Release

A press release reporting the material change described in this report was issued by RBC on December 5, 2013 through the facilities of Canada News Wire.

Item 4.	Summary of Material Change

On December 5, 2013, RBC President and Chief Executive Officer Gordon M. Nixon announced his intention to retire effective August 1, 2014, after 13 years in this role.

The Board of Directors of RBC announced that David I. McKay, Group Head, Personal & Commercial Banking will be appointed as President at the Annual Meeting of Shareholders on February 26, 2014 and President and Chief Executive Officer effective August 1, 2014.

Mr. McKay in his current role as Group Head, Personal & Commercial Banking, oversees the Bank’s personal and commercial banking operations in Canada, the U.S. and the Caribbean. Mr. McKay’s 25-year career at RBC includes retail banking, risk management, and international experience in corporate banking.

When Mr. McKay assumes the role of President on February 26, 2014, all business segments – Personal & Commercial Banking, Wealth Management, Insurance, Investor and Treasury Services and Capital Markets – will report to him. Reporting to Mr. Nixon will be Mr. McKay as President as well as the Functional Group Heads.

RBC also announced that Doug McGregor, currently Co-Group Head, Capital Markets and Investor & Treasury Services assumes full responsibility for the businesses as Chair and CEO of RBC Capital

Markets and Group Head, Capital Markets and Investor & Treasury Services effective December 4, 2013. Mark Standish, currently Co-Group Head, Capital Markets and Investor & Treasury Services will be leaving RBC next year. In the interim he will work with RBC’s trading businesses to facilitate transition under the changing regulatory regime in the United States.

Item 5.	Full Description of Material Change

See Item 4 above.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Janice R. Fukakusa, Chief Administrative Officer and Chief Financial Officer at (416) 974-2896.

Item 9.	Date of Report

December 5, 2013